SEC [barcode] MISSION

10027610

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

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SEC FILE NUMBER
8- 26486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFS Investments

OFFICIAL USE ONLY
010111
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3120 Breckinridge Blvd.
(No. and Street)

Duluth, GA 30099
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Barnhill 770-564-6251
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

303 Peachtree Street, N.E., Suite 2000 Atlanta, GA 30308
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jimmie Barnhill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFS Investments, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

VICKIE J. TICE
Notary Public, Gwinnett County, Georgia
My Commission Expires Feb. 13, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

PFS INVESTMENTS INC.

(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
105

Report of Independent Registered Public Accounting Firm

The Board of Directors
PFS Investments Inc.:

We have audited the accompanying statement of financial condition of PFS Investments Inc. (the Company) (a wholly owned subsidiary of Primerica Finance Corporation) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PFS Investments Inc. as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Atlanta, Georgia
February 25, 2010

PFS INVESTMENTS INC.

(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	26,847,343
Restricted cash		485,829
Securities owned, at fair value		16,995,219
Accounts receivable from representatives		1,202,300
Receivables from affiliates		9,007,562
Other receivables		742,149
Contract buyout, less accumulated amortization of $12,476,223		8,174,078
Accrued interest income		21,181
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $953,840		360,380
Distribution costs		21,568,900
Other assets		498,436
Total assets	$	85,903,377

Liabilities and Stockholder's Equity

Unpresented checks	$	1,544,927
Commissions payable to representatives		3,936,100
Payables to affiliates		2,714,940
Income taxes payable to Parent		13,200,290
Deferred income taxes		2,871,506
Accounts payable and accrued expenses		10,343,432
Other liabilities		151,459
Commitments and contingent liabilities		—
Total liabilities		34,762,654
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 100,000 shares; issued and outstanding 25,500 shares		2,550
Additional paid-in capital		43,061,408
Retained earnings		8,076,765
Total stockholder's equity		51,140,723
Total liabilities and stockholder's equity	$	85,903,377

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) General Information

PFS Investments Inc. (the Company) is a wholly owned subsidiary of Primerica Finance Corporation, a wholly owned indirect subsidiary of Citigroup Inc. (the Parent). The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is an introducing broker-dealer, under the laws governed by the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD), for 36 mutual fund families with which it has selling agreements. Under these selling agreements, the Company receives dealer reallowances and 12b-1 trailer fees, and in turn, pays commissions on these fees to approximately 16,900 registered representatives.

The Company has been approved by the Internal Revenue Service under applicable tax code provisions to act as a nominee custodian solely for Federal income tax purposes for certain funds managed by Legg Mason, Inc., Van Kampen Investment Company, Pioneer Funds Distributor, Inc., and AIM Fund Services, Inc. The Company receives annual custodial fees in this capacity.

(b) Securities Transactions

Securities transactions are recorded on a trade date basis. Such securities primarily consist of bonds which are carried at fair value.

(c) Cash Equivalents

The Company considers all highly liquid securities purchased with a maturity of 90 days or less to be cash equivalents. Cash equivalents at December 31, 2009 include commercial paper and U.S. Treasury bills totaling $26,090,216.

(d) Depreciation and Amortization

Depreciation of furniture and equipment is provided for over the estimated useful lives of the respective assets using the straight-line method. The cost of leasehold improvements is amortized on a straight-line basis over no more than 60 months. Maintenance and repairs, which do not significantly extend the useful life of the related asset, are expensed as incurred.

(e) Income Taxes

The Company accounts for income taxes using the asset and liability method. Using this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

The Company's income is included in the consolidated income tax returns of the Parent. The Parent allocates tax expense to the Company based upon separate return calculations with credit for net

losses utilized. The Company is also included in certain combined and or unitary state income tax returns filed by its Parent.

(f) ***Accounts Receivable from Representatives***

The Company advances commissions to individual agents on certain sales. Such advances are reduced as commissions are earned. Accounts receivable from representatives are amounts due from agents for the advances, as well as licensing and commission reversals. Losses from such receivables are indemnified by other agents.

(g) ***Distribution Costs***

Distribution costs represent commissions paid to agents for sales of Class B mutual fund shares managed by Legg Mason Investor Services, LLC. Distribution costs receivable are recovered over 96 months through various fees charged to the mutual fund shareholders. These costs are amortized over the same period as recovered. The Company periodically reviews this asset for impairment based on an undiscounted cash flows analysis.

(h) ***Contract Buyout***

In July 1995, the Company paid a $20,650,301 lump sum contract termination fee to Management Financial Services, Inc. The amortization of this contract buyout is calculated on a straight-line basis over 24 years, which represents the life of the noncompete agreement. The Company periodically reviews this asset for impairment based on an undiscounted cash flows analysis. (See note 6 for additional information.)

(i) ***Fair Value of Financial Instruments***

Cash and cash equivalents, accounts receivable, affiliate receivables, and accounts payable and accrued expenses are reflected in the statement of financial condition at historical cost, which management believes approximates fair value because of the short-term nature of these instruments. Securities owned represent various investments in stocks and bonds, which are carried at fair value. (See note 2 for additional information.)

(j) ***Use of Estimates***

We prepare the statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP). These principles are established primarily by the Financial Accounting Standards Board (FASB). The preparation of the statement of financial condition in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. Management considers available facts and knowledge of existing circumstances when establishing estimated amounts included in the statement of financial condition. Current market conditions increase the risk and complexity of the judgments in these estimates.

(k) *Share-Based Payment*

The Company recognizes share-based compensation expense over the requisite service period for share-based awards to employees. The grant date fair value of an award is used to measure the compensation expense recognized over the life of the award.

(2) Securities Owned

Securities owned, at fair value, as of December 31, 2009 are summarized as follows:

		Fair value
Corporate fixed-maturity securities	$	7,550,013
Mortgage-backed securities		9,278,607
Equity securities		166,599
Total	$	16,995,219

The Company values the investment portfolio according to the hierarchy of valuation techniques as prescribed by GAAP. When quoted market prices are available, the Company uses these values to determine the fair value of securities owned. Any holdings for which quoted market prices are available are classified in Level 1 of the fair-value hierarchy. If quoted market prices are not available, the Company generally determines fair value utilizing internal valuation techniques. Fair values from internal valuation techniques are verified, where possible, against prices obtained from independent vendors. Vendors compile prices from various sources and may apply matrix pricing for similar instruments where no price is observable. If available, the Company may also use quoted prices for recent trading activity of assets with similar characteristics to the instrument being valued. The securities valued using these techniques and sources are classified in Level 2 of the fair-value hierarchy. All of the equity securities owned by the Company at December 31, 2009, were classified in Level 1 of the fair value hierarchy; all of the fixed-maturity and mortgage-backed securities were classified in Level 2.

(Continued)

(3) Income Taxes

Deferred income taxes are recognized for the future tax consequences of temporary differences between the statement of financial condition carrying amount and the tax bases of assets and liabilities. The tax effects of temporary differences that give rise to the net deferred tax liability at December 31, 2009 are presented below:

Deferred tax assets:		
State income taxes	$	3,386,038
Accrued expenses		2,569,497
Other		1,731,716
Total deferred tax assets		7,687,251
Deferred tax liabilities:		
Distribution costs		(7,656,959)
Intangible assets		(2,901,798)
Total deferred tax liabilities		(10,558,757)
Net deferred tax liability	$	(2,871,506)

There was no deferred tax asset valuation allowance at December 31, 2009. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The total amount of unrecognized tax benefits at December 31, 2009 that, if recognized, would affect the Company's effective tax rate is $5,045,438.

The only event reasonably possible to occur within 12 months of the reporting date is the addition of the most recent year to the Company's tax contingency reserves and the release of the oldest year for which taxes are reserved. The projected net movement in the Company's tax contingency reserves resulting from this projected movement is not considered to be material by the Company.

The Company is currently open to audit by the Internal Revenue Service for the years ended December 31, 2003 and thereafter for Federal tax purposes and for the years ended December 31, 2002 and thereafter for state tax purposes, primarily Georgia.

(4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This regulation requires the maintenance of minimum "net capital" of the greater of $250,000 or 6-2/3% of aggregate indebtedness. The regulation also requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined, not exceed 15-to-1. At December 31, 2009, the Company had net

capital of $7,634,156, which was $5,337,289 in excess of its required net capital of $2,296,867. The Company's aggregate indebtedness to net capital ratio was 4.51-to-1.

(5) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2009, the Company had no liabilities that were subordinated to the claims of general creditors.

(6) Related-Party Transactions

In July 1995, the Company terminated its agreement with Management Financial Services, Inc. (formerly A. L. Williams & Associates, Inc.), owned by a former Company officer, by paying a lump sum of $20,650,301. Prior to July 1995, the Company was obligated to pay an amount equal to 5.25% of commissions received by the Company. The lump sum contract buyout is being amortized straight-line over a period of 24 years. Provisions of the buyout provide for a noncompete agreement to continue through July 2019.

The Company purchases computer services, electronic media resources, and printing services from affiliates to support its brokerage operations. The Company also incurs a management fee relating to certain shared general and administrative expenses allocated by an affiliate, Primerica Life Insurance Company (PLIC). The Company owed PLIC $91,159 for these services and allocated expenses as of December 31, 2009. The Company also had a payable to PLIC primarily for occupancy, meeting and other expenses of $265,577 at December 31, 2009. These amounts are included in payables to affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which payroll expenses are paid by PLIC and reimbursed by the Company. At December 31, 2009, the Company had a payable of $785,565 for payroll expenses. This amount is included in payables to affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which certain licensing fees are paid by the Company on behalf of PLIC and subsequently reimbursed. At December 31, 2009, the Company had a receivable of $1,756,588 for licensing fees. This amount is included as a reduction in payables to affiliates in the accompanying statement of financial condition.

The Company purchases a portion of its fidelity bond coverage from affiliates. The current coverage is effective from April 28, 2009 through April 28, 2010.

The Company has an arrangement in which it receives cash on behalf of Primerica Financial Services, Inc., an affiliate, relating to commission income and pays all related expenses for sales of variable annuities, thereby remitting the net to Primerica Financial Services, Inc. The Company owed Primerica Financial Services, Inc. $1,463,566 at December 31, 2009. This amount is included in payables to affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which it receives and disburses cash on behalf of Primerica Financial Services Home Mortgages, Inc. (HMI). At December 31, 2009, HMI owed the Company $477,843 under this arrangement. The Company incurs a management fee expense relating to certain shared general and administrative expenses allocated to HMI. The Company owed HMI $1,381 for management fees at

(Continued)

December 31, 2009. The net receivable of $476,462 is included in receivables from affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which it receives and disburses cash on behalf of Primerica Shareholder Services, Inc. (PSS). PSS owed the Company $97,333 at December 31, 2009. The Company receives a management fee relating to certain shared general and administrative expenses allocated to PSS. PSS owed the Company $5,568,980 for these services and allocated expenses as of December 31, 2009. The Company also pays taxes on behalf of PSS and is subsequently reimbursed. At December 31, 2009, PSS owed the Company $1,547,621 for taxes paid. The total receivable from PSS of $7,213,934 is included in receivables from affiliates in the accompanying statement of financial condition.

The Company pays taxes on behalf of Primerica Client Services, Inc. (PCSI) and is subsequently reimbursed. At December 31, 2009, PCSI owed the Company $215,349 for taxes paid. This amount is included in receivables from affiliates in the accompanying statement of financial condition.

The Company had a payable to Parent for taxes of $1,236,548 as of December 31, 2009. This amount is included in payables to affiliates in the accompanying statement of financial condition.

The Company owed $14,826 in miscellaneous payables to affiliates as of December 31, 2009. This amount is included in payables to affiliates in the accompanying statement of financial condition. The Company had miscellaneous receivables of $487,530 from affiliates as of December 31, 2009. This amount is included in receivables from affiliates in the accompanying statement of financial condition.

(7) Commitments and Contingent Liabilities

The Company is subject to various legal proceedings and claims which arise in the normal course of business. While the outcome of these matters cannot be predicted with certainty, management does not believe the outcome of any of these legal matters will have a material adverse effect on the Company's financial position.

(8) Restricted Cash

To more efficiently serve its customers, the Company holds customer checks that are received with incomplete investment applications for longer than 24 hours while problems with the application are resolved. The Company holds certain customer checks up to 72 hours and places an amount equal to 105% of the amount of the customers' checks held into a separate bank account for the exclusive benefit of customers. At December 31, 2009, the total amount of cash held in this separate account was $485,829 and is reported as restricted cash in the accompanying statement of financial condition.

(9) Risk and Uncertainties

Investment securities are exposed to several risks, including but not limited to interest rate and credit risks. Due to the risks associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Company's statement of financial condition.

(Continued)

Distribution costs receivable are exposed to market risk. Due to the risks associated with distribution costs receivable, it is at least reasonably possible that changes in the market will occur in the near term and such changes could materially affect the amounts reported in the Company's statement of financial condition.

(10) Form X-17A-5 Part II

Pursuant to SEC Rule 15c3-1, as adopted by the FINRA, and as applied in conformity with generally accepted industry practices, the Company includes sales of variable annuity products in its computation of net capital. These variable annuity sales are, however, recorded in the financial records of Primerica Financial Services, Inc., an insurance agency licensed affiliate, and therefore, are not included in the accompanying statement of financial condition of the Company. The schedule below details the difference between net capital, as reported in Form X-17A-5 Part II, and the accompanying statement of financial condition. The inclusion of the sales in Form X-17A-5 is consistent with the treatment afforded such sales in prior years. Additionally, the Company has relied upon SEC no-action letters concerning such treatment and continues to rely on such no-action letters unless and until instructed otherwise.

	Form X-17A-5 Part II	Variable annuity adjustments	Accompanying statement of financial condition
Total ownership equity (including adjustments)	$ 423,005,997	(371,865,274)	51,140,723
Nonallowable assets	(412,626,343)	371,051,356	(41,574,987)
Haircuts on securities	(1,922,243)	(9,337)	(1,931,580)
Net capital	$ 8,457,411	(823,255)	7,634,156

(11) Subsequent Events

The Company has evaluated subsequent events through February 25, 2010, the issuance date of the financial statements and has not identified any nonrecognized subsequent events.

KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

Report of Independent Registered Public Accounting Firm

The Board of Directors
PFS Investments Inc.:

In planning and performing our audit of the statement of financial condition of PFS Investments Inc. (the Company) (a wholly owned subsidiary of Primerica Finance Corporation) as of December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Atlanta, Georgia
February 25, 2010